FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-289186

November 9, 2026

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the prospectus in the registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

6.700% Series A Fixed-to-Fixed Rate Subordinated Notes due 2057

6.875% Series B Fixed-to-Fixed Rate Subordinated Notes due 2057

	Series A Notes	Series B Notes
Issuer:	Enbridge Inc. (the “Company”)
Security Type:	Series A Fixed-to-Fixed Rate Subordinated Notes due May 15, 2057 (the “Series A Notes”)	Series B Fixed-to-Fixed Rate Subordinated Notes due May 15, 2057 (the “Series B Notes” and, together with the Series A Notes, the “Notes”)
Pricing Date:	November 9, 2026
Settlement Date*:	November 13, 2026 (T+3)
Maturity Date:	May 15, 2057	May 15, 2057
Principal Amount:	US$550,000,000	US$550,000,000
Public Offering Price:	100.000%	100.000%
Initial Interest Reset Date:	May 15, 2032	May 15, 2037
Interest Rate:	(i) From, and including, November 13, 2026 to, but not including, May 15, 2032 at the rate of 6.700% per annum and (ii) from, and including, May 15, 2032, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 2.036%, to be reset on each Interest Reset Date; provided that the interest rate during any Interest Reset Period will not reset below 6.700% per annum (which equals the initial interest rate on the Series A Notes).	(i) From, and including, November 13, 2026 to, but not including, May 15, 2037 at the rate of 6.875% per annum and (ii) from, and including, May 15, 2037, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 2.007%, to be reset on each Interest Reset Date; provided that the interest rate during any Interest Reset Period will not reset below 6.875% per annum (which equals the initial interest rate on the Series B Notes).
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2027.	Semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2027.

Interest Deferral Right:	So long as no event of default has occurred and is continuing, the Company may elect, in its sole discretion, at any date other than an Interest Payment Date, to defer the interest payable on either series of the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the applicable Maturity Date.
Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.
Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York.
Optional Redemption:	The Company may, at its option, redeem either series of the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) the date falling three months prior to the applicable Initial Interest Reset Date and ending on (and including) such Initial Interest Reset Date and (ii) after such Initial Interest Reset Date, on any applicable Interest Payment Date, in each case, at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
Redemption on Tax Event or Rating Event:

Within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of either series of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of either series of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	29250NCV5 / US29250NCV55	29250NCW3 / US29250NCW39
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Co-Managers:

Barclays Capital Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

Roberts & Ryan, Inc.

Academy Securities, Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Concurrent Senior Notes Offering:	In a concurrent registered offering (the “Concurrent Senior Notes Offering”), we are offering three separate series of senior notes (the “New Senior Notes”). The New Senior Notes are being offered pursuant to a separate prospectus supplement. The closing of this offering is not conditioned on the closing of the Concurrent Senior Notes Offering and the closing of the Concurrent Senior Notes Offering is not conditioned on the closing of this offering. We may sell the Notes or the New Senior Notes, or both.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about November 13, 2026, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s preliminary prospectus supplement, dated November 9, 2026.

You may get copies of the registration statement (including the prospectus) and preliminary prospectus supplement relating to the offering for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the registration statement, prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, by calling Truist Securities, Inc. toll-free at 1-800-685-4786, or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”), as applicable, has been prepared in connection with any offer or sale of the Notes, or otherwise making them available to retail investors in the EEA or the United Kingdom, respectively.

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